Shareholder Meeting Results (unaudited)

The Special Meeting of Shareholders of Narragansett Insured Tax-Free Income Fund (the "Fund") was held on October 7, 2008. The holders of shares representing 55% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

Dollar Amount of  Votes:


1.  To act on a new Advisory and Administration Agreement.


	For		Against		Abstain
	$88,279,203	$585,048	$2,101,105



1.  To act on a new Sub-Advisory Agreement.


	For		Against		Abstain
	$88,431,424	$585,048	$1,948,885